UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 31, 2022

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In the Matter of

Decontaminate Inc.
100 S. Ashley Drive
Suite 600
Tampa, Florida 33602

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11328

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   Decontaminate Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 31, 2022.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

       Suzanne Hayes
       Office Chief